

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

December 2, 2020

Mary Lomasney
c/o JOHCM (USA) Inc.
53 State Street, 13th Floor
Boston, Massachusetts 02109

> Re: JOHCM Funds Trust (the "Trust")
>   File Nos. 811-23615; 333-249784

Dear Ms. Lomasney:

We have reviewed the registration statement on Form N-1A filed with the Commission on November 2, 2020, by the Trust. The registration statement concerns an offering of common shares in the following investment portfolios of the Trust: JOHCM Emerging Markets Opportunities Fund, JOHCM Global Select Fund, JOHCM International Select Fund, JOHCM International Small Cap Equity Fund, JOHCM Emerging Markets Small Mid Cap Equity Fund, JOHCM International Opportunities Fund, JOHCM Global Income Builder Fund and JOHCM Credit Income Fund (each a "Fund," collectively, the "Funds"). Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

1. We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2. Significant market events have occurred as a result of the COVID-19 pandemic since this registration statement was filed. Please consider whether the Funds' disclosures, including risk disclosures, should be revised based on how these events may affect the Funds and their investments. If you believe that no additional disclosure is warranted, please explain supplementally why not.

3. We understand that the Funds are being registered in order to serve as the surviving funds in a shell reorganization and that the Funds do not expect to make a public offering of

their shares using this prospectus until the reorganization has been completed or discontinued. Regarding the Funds' status, please address the following:

a. At the bottom of the Cover Page, the disclosure notes that the Funds are being registered to serve as survivors in the shell reorganization. However, the disclosure states "With the exception of shares to be issued in connection with the reorganizations…, the Funds do not expect to make a public offering of their shares until the reorganizations have been completed *or, in the event required approvals are not obtained, efforts to effect the reorganizations have been discontinued* [emphasis added]." In accordance with this disclosure, may the Funds publicly offer their shares if the reorganizations do not occur (*i.e.,* may the Funds ever act as standalone funds*)*? If so, please confirm that the Funds will be funded with at least $100,000 prior to any public offering and that the Funds will file seed financials prior to the registration statement becoming effective. If not, please reconcile this inconsistency.

b. Currently the disclosure in the registration statement is consistent with what we would expect from a new fund and does not reflect predecessor performance. Please explain to us in correspondence your plans and timelines for the shareholder vote on the reorganization, the filing and effectiveness of your Form N-14, and the updating and effectiveness of your Form N-1A to reflect the consummation of the reorganization prior to the offering or sale of Fund shares to new investors.

4. We note the definition of equity securities each Fund will use for rule 35d-1 purposes includes rights and warrants. Please explain in correspondence the types of rights and warrants the Funds will use and why it is appropriate to consider them equity securities in this context.

Prospectus

Prospectus Summary

5. For each Fund, please note the language Item 3 requires to precede the Fee Table was recently revised to include a reference to selling shares. Please review and update as appropriate.

6. For each Fund, other than JOHCM Global Income Builder Fund and JOHCM Credit Income Fund, in footnote 2 to the fee table, the disclosure states "…the Adviser may recapture any of its prior waivers or reimbursements for a period not to exceed three years *from the fiscal year in* which the waiver or reimbursement was made [emphasis added]." Please replace "fiscal year in" with "the date on" or "the month in". For all Funds, please confirm in correspondence that the waiver will be in effect for at least one year from the effective date of the registration statement.

7. For each Fund that may invest in other investment companies, please confirm that if the expenses expected to be incurred by the Fund indirectly through these investments are greater than one basis point, the fee table will include a separate line item for *Acquired Fund Fees and Expenses* to reflect an estimate of these expenses.

8. In the Example following the fee table, as the Funds charge a redemption fee and a deferred sales charge, please include two expense examples: one if an investor redeems shares within the time frames shown in the Example, and one if the investor does not.

JOHCM Emerging Markets Opportunities Fund

9. In the first paragraph on page 2, in *Principal Investment Strategy*, the disclosure in the second sentence states "Participatory notes… are instruments issued by *registered* foreign institutional investors, usually non-U.S. based foreign brokers and *domestic* institutional brokers… [emphasis added]." Please clarify what the terms "registered" and "domestic" mean as they are used here.

10. Also in *Principal Investment Strategy*, in the last sentence of the second paragraph on page 2, the disclosure states "The Adviser seeks to invest in companies that… fit with the Adviser's top-down country views within the emerging markets." Please explain in the disclosure what the Adviser's "top-down country views" are.

11. In *Principal Investment Risks, Foreign & Emerging Markets Risk*, please include disclosure noting the particular risks of investing in emerging markets, such as the lack of publicly available information, less rigorous accounting and financial reporting standards, the limitations on the rights and remedies available to the Fund against portfolio companies*,* as well as any other emerging market risks that may impact the Fund and its investors. Please address this comment with respect to each of the Funds that invest in emerging markets as a principal strategy.

12. In *Principal Investment Risks*, the penultimate risk on page 2 entitled *Geographic Concentration Risk* discusses risks that arise "[t]o the extent the Fund concentrates its assets in a particular country or region." As the Fund is not concentrated, as that term is contemplated within the 1940 Act, to avoid confusion, please delete or replace the word "Concentration" in the risk heading and "concentrates" in this risk disclosure.

    In addition, if the Fund will focus on a specific geographic region, please disclose the risks associated with investment in that region. Accordingly, please disclose the risks associated with investment in India, as it is referenced in *Principal Investment Strategy*.

13. In *Principal Investment Risks*, please disclose the risks associated with a GARP investment strategy, as well as the risks associated with investment in preferred securities and rights and warrants, as these investments are disclosed as principal investment

strategies of the Fund. Please note, for each principal investment strategy, the corresponding risks of that strategy should be disclosed in this section.

<u>JOHCM Global Select Fund</u>

14. At the bottom of page 5, in the first paragraph of *Principal Investment Strategy*, the disclosure states "The Fund normally will invest in at least three countries (one of which may be the United States) with at least 40% of its assets invested in countries other than the U.S." Please expressly describe in the disclosure how these investments are tied economically to a number of countries throughout the world. For example, the Fund could invest in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States. *See* Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001).

15. In *Principal Investment Risks* on page 6, please disclose the risks associated with a GARP investment strategy, as well as the risks associated with investment in preferred securities and rights and warrants.

<u>JOHCM International Select Fund</u>

16. On page 8, in *Principal Investment Strategy*, the disclosure states "The Fund invests, under normal market conditions, primarily in equity securities of companies *headquartered* outside the United States… [emphasis added]." Please explain to us in correspondence how the Fund, by investing in companies headquartered outside the U.S., is making investments tied economically to a number of countries throughout the world (*i.e.*, if a company is headquartered in a country, is it economically tied to that country?).

17. In the first paragraph on page 9, the disclosure states "The Fund utilizes a core style with a modest growth tilt… ." Please clarify, in plain English, what this means.

18. On page 9, in *Principal Investment Risks*, the risk *Investment Company Risk* discloses the risks associated with investments in other funds. Will the Fund invest in other investment companies as a principal investment strategy? If so, please disclose these investments in *Principal Investment Strategy*, including the specific types of funds the Fund will invest in. If investment in other funds is not a principal investment strategy of the Fund, please move this risk to the SAI.

19. Also in *Principal Investment Risks* on page 9, please disclose the risks associated with a GARP investment strategy, as well as the risks associated with investment in preferred securities and rights and warrants.

JOHCM International Small Cap Equity Fund

20. In the last paragraph on page 11, in *Principal Investment Strategy*, the disclosure states "The Fund may invest in securities convertible into… securities [included in the Fund's 80% test] (including Depositary Receipts), and investment companies that invest in the types of securities in which the Fund would normally invest." Please address the following comments regarding this disclosure:

    a. Will investment in convertible securities include contingent convertibles? If so, please disclose so and provide appropriate risk disclosure. Please also inform us in correspondence the amount the Fund will invest in contingent convertible securities. We may have further comments.

    b. Will the Fund invest in unsponsored Depositary Receipts as a principal investment strategy? If so, disclose so and provide appropriate risk disclosure.

    c. This disclosure states that the Fund's investments in investment companies are in the "types of securities in which the Fund would normally invest." Please disclose that these securities have economic characteristics similar to small cap equities.

    d. Please disclose the types of investment companies in which the Fund will invest.

21. In *Principal Investment Strategy*, in the first paragraph on page 12, the disclosure states that the Fund considers a company to be based outside the United States if it simply is "legally domiciled outside the United States". Please explain to us in correspondence why a company legally domiciled in a country without additional economic connections should be deemed to be economically tied to that country.

22. In *Principal Investment Strategy*, please disclose how the Fund assesses various investments in order to make investment decisions towards achieving its objective. In doing so, please consider disclosing here some of the language disclosed on page 33 concerning the Fund. Please also disclose any material portfolio construction parameters the Fund uses.

23. On page 12, in *Principal Investment Risks*, please disclose the risks associated with investment in other investment companies. These should include the risks of investing in each particular type of investment company that is a principal investment of the Fund. Please also disclose the risks associated with investment in preferred securities and rights and warrants.

JOHCM Emerging Markets Small Mid Cap Equity Fund

24. On page 15, in *Principal Investment Strategy*, the disclosure states that the Fund will include in its 80% test, as a sole criteria, small and medium capitalization companies

"that are listed in," emerging markets. Please explain to us in correspondence why a company listed in a country without additional economic connections should be deemed to be economically tied to that country. In addition, please address how the adviser considers overall market liquidity and information availability with respect to small and medium capitalization companies listed in emerging markets from a liquidity and valuation standpoint.

25. For this Fund, please address the comments outlined in #22 and #23 above.

26. In *Principal Investment Risks*, please address the comment outlined in #12 above concerning *Geographic Concentration Risk*.

27. On page 16, *Participatory Notes Risk* is included in *Principal Investment Risks*. Please disclose the Fund's investment in P-notes in *Principal Investment Strategy* and please describe what these investments are in the disclosure.

28. On page 16, *Portfolio Turnover Risk* is included in *Principal Investment Risks*. Please disclose active trading and high portfolio turnover as an investment strategy in *Principal Investment Strategy*.

JOHCM International Opportunities Fund

29. On page 18, in the Fund's *Investment Objective*, please delete the phrase "by investing in a concentrated portfolio of international equity securities," as this describes the Fund's strategy, not its objective.

30. On page 19, the disclosure in the first line of the first paragraph of *Principal Investment Strategy* states that the Fund invests "primarily in equity securities of companies headquartered outside the United States." With respect to this disclosure, please address the comment outlined above in #16.

31. On page 19, with respect to the disclosure in the second paragraph of *Principal Investment Strategy*, please address the following comments:

    a. In the first line, the disclosure uses the term "risk-adjusted". Please explain in the disclosure what this term means.

    b. In the second line of the paragraph, the disclosure refers to the Fund having a "concentrated" portfolio. As the Fund is not concentrated as that term is contemplated in the 1940 Act, to avoid confusion, please omit or replace this term here. Please make corresponding changes throughout the Prospectus, including in the first paragraph on page 32.

c. In the penultimate line, the disclosure states "The Adviser prioritizes companies that are able to reliably generate cash flow and reinvest it at high marginal returns in order to grow their intrinsic value." Please revise this disclosure in plain English. In doing so, please explain what "intrinsic value" is. In general, please avoid technical and complex language.

32. On page 20, in *Principal Investment Risks*, please address the comment outlined in #12 above concerning *Geographic Concentration Risk*. Please also disclose the risks associated with investment in preferred securities and rights and warrants.

JOHCM Global Income Builder Fund

33. On page 23, in *Principal Investment Strategy*, the disclosure states that the Fund will invest in convertible bonds. Will these convertible securities include contingent convertibles? If so, please disclose so and provide appropriate risk disclosure. Please also inform us in correspondence the amount the Fund will invest in these securities. We may have further comments.

JOHCM Credit Income Fund

34. On page 28, in the third line of the first paragraph of *Principal Investment Strategy*, the disclosure indicates that the Fund will invest in contingent convertible bonds. Please provide a description of these securities here. In addition, please consider any additional disclosure that may be appropriate, the location and type of which may depend on, among other things, the extent to which the fund invests in contingent convertible bonds, and the characteristics of the securities (*e.g.,* the credit quality, conversion triggers). Please also inform us in correspondence of the amount the Fund intends to invest in these securities.

35. In this paragraph, the disclosure indicates that the Fund will invest in depositary receipts. Will these include unsponsored ADRs? If so, disclose so and provide appropriate risk disclosure.

36. On page 29, in *Principal Investment Risks*, *Sector Risk*, the disclosure states "The Fund may focus its investments in securities of a particular sector." If the Fund intends to focus investment in a specific sector, disclose so and disclose the risks associated with investment in that sector.

37. On page 29, in addition to the disclosure in *CLO Risk,* please also disclose, where appropriate in the Prospectus, that it may take longer than 7 days for transactions in leveraged loans to settle, and, accordingly, it could take the Fund significant time to get its money after selling its investment. Please also address how the Fund intends to meet any short-term liquidity needs which may arise as a result of this lengthy settlement period.

Additional Information about Fund Investment Objectives, Strategies and Risks

38. On page 32, *Investment Objective*, if the Funds' investment objectives may be changed without shareholder approval, please disclose so.

39. Please revise the first paragraph under *Strategies* on page 32 to disclose that you will provide investors with at least 60 days prior notice of any changes to a Fund's 80% policy.

Management of the Funds

40. On page 48, in *Compensation to Financial Intermediaries*, the disclosure states that "it is expected that Institutional Class, Advisor Class and Investor Class shares of the Funds will make payments, or reimburse the Adviser or its affiliates for payments they make, to financial intermediaries [for sub-transfer agency or sub-TA services]." Please confirm in correspondence that these fees are approved by the Funds' boards.

Statement of Additional Information

41. On page 19, disclosure following the Funds' fundamental restrictions states "With respect to the percentages adopted by the Trust as maximum limitations on its investment policies and limitations, an excess above the fixed percentage will not be a violation of the policy or limitation unless the excess results immediately and directly from the acquisition of any security or the action taken." Please disclose that this policy does not apply to restrictions on borrowing in the 1940 Act and each Funds' policy to invest no more than 15% of net assets in illiquid securities.

*   *   *   *   *   *   *   *

Please respond to our comments above in an amendment to the Registration Statement. Where no change will be made in response to a comment, please note that in a cover letter or separate correspondence and briefly state the basis for your position.

We should also advise you that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

Sincerely,

Karen Rossotto
Senior Counsel

cc: George Raine, Ropes & Gray LLP
      Jay Williamson, Securities and Exchange Commission